Supplement Filed Pursuant to Rule 253(g)(2)

File No. 024-11103

SUPPLEMENT DATED NOVEMBER 12, 2020

TO OFFERING CIRCULAR DATED FEBRUARY 19, 2020

JET TOKEN INC.

This document supplements, and should be read in conjunction with, the Offering Circular dated February 19, 2020 of Jet Token Inc. (the “Company”) and the Supplement to the Offering Circular dated April 29, 2020 (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated February 19, 2020 is available HERE  and the April 29, 2020 Supplement is available HERE .

The purpose of this supplement is to:

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on December 31, 2020, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Non-voting Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after December 31, 2020 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.